UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following update with regard to the pending litigation related to the Alleged Stock Market Manipulation of the Company’s shares:

The Company appointed lawyers Christian Attar & Warshaw Burnstein to conduct due diligence and take legal action against alleged stock market manipulation against the Company’s stock by various parties. Counsel completed their due diligence and damages report in February 2024, identifying evidence of multiple trade imbalances that suggest naked short selling and evidence of spoofing, with alleged damages calculated at between $251.3 million and $262.7 million. Subsequently, the lawyers have been in the process of securing third party financing to proceed with the case. On October 24, 2024, the Company was notified by Wes Christian of Christian Attar that funding has been secured and that, once the most recent Company data has been reviewed to update our damage model and identify potentially new defendants, the complaint will be filed soon thereafter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: October 24, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)